EXHIBIT 3(f) - ADMENDMENT TO THE COMPANY'S BY-LAWS ADOPTED BY THE
     BOARD OF DIRECTORS OF MONARCH AVALON, INC. ON AUGUST 1, 1996



     RESOLVED: that the Bylaws of the Corporation be amended by deleting Article 2, Section 2.2 in its entirety and inserting in lieu thereof the following:

     "2.2 Annual Meeting. An annual meeting of the shareholders shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix, which date shall be within thirteen months of the last annual meeting of shareholders".